UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)(1)


                            AUREAL SEMICONDUCTOR INC.
                   f/k/a MEDIA VISION TECHNOLOGY INCORPORATED
- -------------------------------------------------------------------------------
                                (Name of issuer)


                     COMMON STOCK, $0.50 par value per share
- --------------------------------------------------------------------------------
                         (Title of class of securities)


                                    051917102
- --------------------------------------------------------------------------------
                                 (CUSIP number)


                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                               Wellesley, MA 02181
- --------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 10, 1996
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.        [ ]

Check the following box if a fee is being paid with the statement.           [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)
- --------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 051917102   |                         |     Page 2 of 7 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  DDJ Capital Management, LLC                                     |
|         |  04-3300754                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                             SEE ITEM #5   (b) [X]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   6,447,206                                         |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |       6,447,206                                     |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |        6,447,206                                                 |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        16.58%                                                    |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 051917102   |                         |     Page 3 of 7 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  The Galileo Fund, L.P.                                          |
|         |  04-3258283                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                             SEE ITEM #5   (b) [X]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   3,333,333                                         |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   3,333,333                                         |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |        3,333,333                                                 |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        8.57%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        PN                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 051917102   |                         |     Page 4 of 7 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |      The Copernicus Fund, L.P.                                   |
|         |      04-3193825                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                             SEE ITEM #5   (b) [X]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |    2,110,767                                        |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |    2,110,767                                        |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |         2,110,767                                                |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        5.42%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        PN                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 to Schedule 13D (this "Amendment") filed pursuant to
Section 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), should be read in conjunction with the Schedule 13D (the "Schedule 13D") dated March 11, 1996 and filed with the Securities and Exchange Commission by DDJ Capital Management, LLC., a Massachusetts limited liability company ("DDJ"), relating to the common stock, $0.50 par value per share (the "Common Stock" or the "Shares"), of Aureal Semiconductor Inc., a Delaware corporation formerly known as Media Vision Technology Incorporated (the "Issuer" or the "Company"). This Amendment amends the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined shall have the meanings ascribed thereto in the
Schedule 13D.

Item 1.  Security and Issuer.

        The last sentence is amended as follows:

        The principal executive offices of the Company are located at 4245 Technology Drive, Fremont, CA 94538.

Item 2.  Identity and Background.

        The first sentence of paragraph one is amended as follows:

        This statement is being filed by DDJ, The Galileo Fund, L.P., a Delaware limited partnership ("Galileo"), and The Copernicus Fund, L.P., a Delaware limited partnership ("Copernicus").

Item 3.  Source and Amount of Funds or Other Consideration.

        The second paragraph is amended as follows:

        The Funds which own or owned Shares purchased in the aggregate on March 1, 1996, 4,147,206 Shares for cash in the amount of approximately $2,914,731 including brokerage commissions. On June 10, 1996, Galileo and Copernieus purchased in the aggregate an additional 2,000,000 Shares for cash in the amount of approximately $2,700,000 including brokerage commissions. All of the 3,333,333 Shares owned by Galileo were acquired with working capital of the Funds; all of the 2,110,767 Shares owned by Copernicus were acquired with working capital of the Funds or on margin pursuant to a typical customer margin agreement with Goldman, Sachs & Co.; and all of the 1,003,106 Shares owned by an additional Fund were purchased on margin pursuant to a typical customer margin agreement with Bear, Stearns & Co.

Item 5.  Interest in Securities of Issuer.

        Paragraph (a) is amended as follows:

        (a) DDJ beneficially owns, through the DDJ Affiliates, as general partners and investment managers of the Funds, 6,447,206 Shares, or approximately 16.58% of the outstanding Shares of the Company. Of those Shares, Galileo beneficially owns 3,333,333 Shares, or approximately 8.57% of the outstanding shares of the Company, and Copernicus beneficially owns 2,110,767 Shares, or approximately 5.42% of the outstanding Shares of the Company. Neither DDJ, Galileo, Copernicus, nor any of the DDJ Affiliates, nor, to the best knowledge of DDJ, any of the persons named in Schedule A hereto, beneficially owns any other Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships
          With Respect to Securities of the Issuer.

        This item is amended in its entirety as follows:

        Other than the margin agreements described in Item 3 above and except as described in the following paragraphs, neither DDJ nor any of the DDJ Affiliates nor, to the best knowledge of DDJ, any of the persons named in Schedule A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

        The Funds may from time to time own debt securities issued by the Company, and may from time to time purchase and/or sell such debt securities.

        The Company and the Funds are parties to Amendment Number 2 to Registration Rights Agreement by and Among the Company and Certain Entities and Individuals, dated June 10, 1996, obligating the Company to register the Shares under the Securities Act of 1933, as amended.

                                           Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DDJ CAPITAL MANAGEMENT, LLC


                                          BY: /s/ Judy K. Mencher
                                                  Judy K. Mencher
                                                  Authorized Member

Date:  June 20, 1996


291992.c1